UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

02036498

NO ACT
P.E 1-24-02
1-06991

DIVISION OF
CORPORATION FINANCE

April 3, 2002

Allison D. Garrett
Vice President & Assistant General Counsel
Wal-Mart Stores, Inc. Legal Team
Wal-Mart Stores, Inc.
702 S.W. 8th Street
Bentonville, AR 72716-8095

| | |
|---|---|
| Act | 1934 |
| Section | 14A-8 |
| Rule | |
| Public Availability | 4/3/2002 |

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 24, 2002

Dear Ms. Garrett:

This is in response to your letters dated January 24, 2002, January 29, 2002 and March 14, 2002 concerning the shareholder proposal submitted to Wal-Mart by Linda Gerson. We also have received a letter on the proponent's behalf dated March 5, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

PROCESSED
MAY 22 2002
THOMSON
FINANCIAL

Enclosures

cc: John C. Harrington
President
Harrington Investments, Inc.
P.O. Box 6108
Napa, CA 94581-1108

WAL★MART

WAL★MART STORES, INC. LEGAL TEAM
702 S.W. 8TH STREET
BENTONVILLE, AR 72716-8095
PHONE: 479-273-4505
FAX: 479-277-5991

*ALLISON D. GARRETT*
*Vice President & Assistant General Counsel*
*LAURA JAMES*
*Paralegal*

*ANTHONY D. GEORGE*
*Senior Corporate Counsel I*
*KRISTOPHER ISHAM*
*Paralegal*


January 29, 2002

Via Overnight Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc.; Correction to No-Action Request dated January 24, 2002 Relating to a Gender Equality Shareholder Proposal Submitted by Linda Gerson (the "Proponent")

Ladies and Gentlemen:

On January 24, 2002, Wal-Mart filed a request with the Commission regarding the omission of a shareholder proposal submitted by the Proponent from Wal-Mart's proxy materials for its 2002 Annual Meeting of Shareholders. The second paragraph of the letter states, in pertinent part: "Due to the volume of proxy materials that Wal-Mart must produce and distribute to its shareholders, Wal-Mart plans to commence the printing of its definitive 2002 Proxy Materials on April 5, 2002 so that it may commence mailing the 2002 Proxy Materials by no later than April 12, 2002." The cited sentence contains a typographical error. Wal-Mart intends to commence mailing the proxy materials for its 2002 Annual Meeting of Shareholders by no later than April 15, 2002, and not April 12, 2002.

By copy of this letter, Wal-Mart is notifying the Proponent of its correction of the typographical error contained in the no-action request.

Please call the undersigned at (479) 277-2345 if you require additional information or wish to discuss this submission further. We apologize for any inconvenience this error may have caused the Staff or the Proponent. Thank you for your consideration.

Respectfully Submitted,

Allison D. Garrett
Vice President and Assistant General Counsel
Wal-Mart Stores, Inc.

cc: Linda Gerson

005249.00034:645812.01

WAL★MART

WAL★MART STORES, INC. LEGAL TEAM
702 S.W. 8TH STREET
BENTONVILLE, AR 72716-8095
PHONE: 479-273-4505
FAX: 479-277-5991

*ALLISON D. GARRETT*
*Vice President & Assistant General Counsel*
*LAURA JAMES*
*Paralegal*

*ANTHONY D. GEORGE*
*Senior Corporate Counsel I*
*KRISTOPHER ISHAM*
*Paralegal*

January 24, 2002

Via Overnight Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc. — Notice of Intent to Omit a Gender Equality Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934, as amended, and Request for No-Action Ruling

Ladies and Gentlemen:

Wal-Mart Stores, Inc., a Delaware corporation ("Wal-Mart," or the "Company") files this letter under Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of Wal-Mart's intention to exclude a shareholder proposal (the "Proposal") from the proxy materials for Wal-Mart's 2002 Annual Meeting of Shareholders (the "2002 Proxy Materials"). The Proposal was submitted by Linda Gerson (the "Proponent"). Wal-Mart asks that the staff of the Division of Corporation Finance of the Commission (the "Staff") not recommend to the Commission that any enforcement action be taken if Wal-Mart excludes the Proposal from its 2002 Proxy Materials for the reasons described below. A copy of the Proposal and related correspondence is attached to this letter as Exhibit A. In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed.

Due to the volume of proxy materials that Wal-Mart must produce and distribute to its shareholders, Wal-Mart plans to commence the printing of its definitive 2002 Proxy Materials on April 5, 2002 so that it may commence mailing the 2002 Proxy Materials by no later than April 12, 2002. Accordingly, we would appreciate the Staff's prompt advice with respect to this matter.

## The Proposal

On December 17, 2001, Wal-Mart received a letter from the Proponent requesting that the Proposal be included in Wal-Mart's 2002 Proxy Materials. The Proposal requests that Wal-Mart prepare a report containing the following information:

"1. A statistical review regarding the workforce profile according to gender;
2. Steps the company has taken to remedy the gross disparity between the numbers of women and men represented in upper level management;
3. The implementation of company-wide policies addressing systemic change in determination of pay increases, access to management training programs and promotional opportunities, and workforce diversity initiatives;
4. Plans to report to the American public the steps being taken to combat gender discrimination in its workforce, as well as compliance with all necessary policies;
5. Continuing monitoring practices in order to ensure and enforce equal access to all employees."

Grounds for Exclusion

Wal-Mart intends to omit the Proposal from its 2002 Proxy Materials pursuant to Rule 14a-8(i) on the grounds that (a) the Proposal deals with substantially the same subject matter as proposals that have been included in the Company's proxy materials within the preceding five calendar years and that did not receive the requisite votes to permit their resubmission; (b) the Proposal relates to Wal-Mart's ordinary business operations; and (c) in the event the proposal entitled "Shareholders' Request for the Company's Equal Employment Opportunity Report" is included in the 2002 Proxy Materials, the Proposal would be substantially duplicative of a previously submitted proposal.

The Proposal Is Not Eligible for Resubmission (Rule 14a-8(i)(12))

The Proposal requests that Wal-Mart's management prepare a report containing statistics on the Company's employment of women and descriptions of the Company's programs and policies for the advancement of female employees. Proposals dealing with substantially the same subject matter were submitted to the Company in 1999 and 2000, and Wal-Mart included these proposals in its proxy materials in each of those years. In 1999 and 2000, the proposals did not receive sufficient percentages of the total votes cast to cause the Proposal to be eligible for resubmission for inclusion in the 2002 Proxy Materials.

In 1999 and again in 2000, Wal-Mart included proposals in its proxy materials that were submitted by the Sisters of Charity of the Incarnate Word as primary filer and entitled "Glass Ceiling Review" (together, the "1999 and 2000 Proposals"). Copies of the 1999 and 2000 Proposals as they appeared in the Company's proxy materials are attached to this letter as, respectively, Exhibit B and Exhibit C. Both the 1999 and 2000 Proposals requested that Wal-Mart prepare a report responding to recommendations made by the "Glass Ceiling Commission," which would include information on steps being taken by the Company and its management to address what the 1999 and 2000 Proposals called the "glass ceiling" issue. The "glass ceiling" is defined in the 1999 and 2000 Proposals as "invisible, artificial barriers blocking women and minorities from advancing up the corporate ladder to management and executive level positions." Specifically, the 1999 and 2000 Proposals asked for a report containing:

"1. Steps the company has taken to use the Glass Ceiling Commission Report and management's recommendations flowing from it.
2. Company-wide policies addressing leadership development, employee mentoring, workforce diversity initiatives and family friendly programs.
3. An explanation of how executive compensation packages and performance evaluations include executive efforts in breaking the glass ceiling.
4. The top one hundred or one percent of company wage earners broken down by gender and race."

The 2000 Proposal added an additional request that was not contained in the 1999 Proposal:

"Plans of the CEO and Board to address the glass ceiling issue."

The 1999 Proposal received 4.8% of the total votes cast thereon at Wal-Mart's 1999 annual meeting of shareholders and the 2000 Proposal received 4.9% of the total votes cast thereon at Wal-Mart's 2000 annual meeting of shareholders, in each case, not including abstentions or broker non-votes. Therefore, if the Staff agrees that the Proposal deals with substantially the same subject matter as the 1999 and 2000 Proposals, then Wal-Mart may exclude the Proposal in accordance with Rule 14a-8(i)(12).

In adopting current Rule 14a-8(i)(12), the Commission changed the language of the earlier rule, which had referred to resubmissions of the same proposal, to refer to resubmissions dealing with substantially the same subject matter. The Commission did this so that proponents could not avoid the minimum percentage vote threshold for resubmission "by simply recasting the form of the proposal, expanding its coverage, or by otherwise changing the language in a manner that precludes one from saying that the proposal is identical to a prior proposal." Rel. No. 34-19135 (October 14, 1982). In considering whether a proposal deals with substantially the same subject matter, the Commission indicated that the overall substantive concern raised by the proposal is the essential factor, rather than any specific language or proposed actions. Rel. No. 34-20091 (August 18, 1983). The Staff has followed this interpretation on numerous occasions. In *Chevron Corp.* (March 4, 1999), the proponent attempted to submit a proposal asking the board of directors to issue a report on Chevron's code of business conduct with respect to human rights and environmental responsibility. Although the proposals were worded differently and asked the board of directors to take different actions, the Staff found that the proposals, "when viewed together with their supporting statements, all appear to focus on Chevron's operations in Nigeria." The following are additional examples of no-action requests that were granted by the Staff based on Rule 14a-8(i)(12) where the proposals were not identical in either form or substance, or both, but were found to deal with substantially the same subject matter: *General Electric Co.* (January 29, 1999) (the proposals "when viewed together with their supporting statements, appear to focus on decommissioning reactors and halting General Electric's promotion of nuclear power"); *Eastman Chemical Co.* (March 27, 1998); *AT&T Corporation* (February 17, 1998); *Eastern Chemical Co.* (February 28, 1997); *Great Lakes Chemical Corporation* (February 22, 1996); *Gannett Co., Inc.* (February 12, 1996); *Bristol-Myers Squibb Co.* (February 6, 1996); *United Technologies Corp.* (January 11, 1995); *A.O. Smith Corp.* (December 22, 1994); *American Brands, Inc.* (February 10, 1994); *Minnesota Mining and*

*Manufacturing Co.* (January 21, 1994); *International Paper Co.* (December 22, 1993); *The Gillette Company* (February 25, 1993); *American Brands, Inc.* (February 10, 1993); *Kennametal, Inc.* (August 24, 1992); *The Interpublic Group of Companies, Inc.* (April 3, 1992); and *General Electric Co.* (January 14, 1986).

Although the wording of the Proposal is somewhat different from that of both the 1999 and 2000 Proposals, the subject matter is substantially the same.

- All three proposals seek data on the Company's current employment of women broken down by gender. See (1) in the Proposal, (4) in the 1999 Proposal and (5) in the 2000 Proposal. The 1999 and 2000 Proposals also seek information on minorities, but this change in scope is not sufficient to remove the Proposal from exclusion under Rule 14a-8(i)(12). See *General Motors Corp.* (March 18, 1999), where the Staff concurred with General Motors that it could exclude the proposal under Rule 14a-8(i)(12)(ii). In that instance, the 1994 and 1998 proposals submitted to GM by the proponent dealt with slave labor in the Soviet Union and China, while the 1999 proposal covered only slave labor in China. Thus, the proponent's attempt to modify the proposal sufficiently to escape exclusion under Rule 14a-8(i)(12) by limiting its scope was not successful.

- All three proposals seek a description of the Company's policies and programs to increase numbers of women in responsible positions. See (2) and (3) in the Proposal, (2) in the 1999 Proposal and (3) in the 2000 Proposal.

The main substantive difference between the Proposal and the 1999 and 2000 Proposals is that the Proposal seeks a description of how the Company intends to report to the public the steps being taken to combat gender discrimination in its workforce, and a report on monitoring practices, while the 1999 and 2000 Proposals seek an explanation of how executive compensation packages and performance evaluations include executive efforts in breaking the glass ceiling. Wal-Mart believes that this difference is no more than "recasting the form of the proposal, expanding its coverage, or . . . otherwise changing the language in a manner that precludes one from saying that the proposal is identical to a prior proposal." Rel. No. 34-19135. The Proposal deals with substantially the same subject matter, as illustrated above, with a few differing details. This is precisely the situation that the Commission intended to address when it amended Rule 14a-8(i)(12), as is clear from the Commission's observation that "contrary to the rule's stated objective, security holders of a number of issuers are being called upon to vote over and over again on issues in which they have shown little interest." Rel. No. 34-19135.

As the Proposal deals with substantially the same subject matter as proposals that have been included in the Company's proxy materials within the preceding five calendar years and did not receive the requisite votes to permit their resubmission, Wal-Mart has concluded that it may omit the Proposal from its 2002 Proxy Materials in accordance with Rule 14a-8(i)(12).

<u>The Proposal Relates to Wal-Mart's Ordinary Business Operations (Rule 14a-8(i)(7))</u>

Under Rule 14a-8(i)(7), a proposal may be omitted from a registrant's proxy statement if such proposal "deals with a matter relating to the company's ordinary business operations." In

Exchange Act Release No. 40018 (May 21, 1998), the Commission noted that the policy underlying the ordinary business exclusion rests on two central policy considerations. The first is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

The Proposal violates both of these policy considerations. By requesting information on Wal-Mart's internal employment policies and statistics, the Proposal seeks to interfere in the Company's management of its workforce. In Release No. 40018, the Commission stated that management of the workforce is one example of a task that is fundamental to management's ability to run a company. Additionally, the intended effect of the Proposal is the micro-management of the Company's employment practices by the shareholders. The Staff has agreed repeatedly that proposals requesting the preparation of reports addressing diversity issues, such as equal opportunity and affirmative action, relate to employment matters and therefore relate to a company ordinary business operations. See, e.g., *The Home Depot* (February 24, 1998) (request that company prepare a report on its affirmative action policies and programs); *AT&T Corporation* (February 17, 1998) (request that company prepare a report on its affirmative action programs); *Rite Aid Corp.* (January 26, 1998) (request that company prepare a report on its affirmative action policies and programs); *ConAgra, Inc.* (July 10, 1997) (request that company prepare a report on its affirmative action policies and programs); *GTE Corporation* (January 8, 1997) (request that company prepare a report on its affirmative action policies and programs); and *Wal-Mart Stores, Inc.* (March 12, 1996) (request that board of directors prepare a report on glass ceiling issues). Furthermore, the Proposal relates to litigation strategy, as is evidenced by its references in the Supporting Statement to "serious questions of liability" and "all the lawsuits that have been filed recently." Proposals related to litigation strategy have been found to be excludable by the Staff under Rule 14a-8(i)(7).

As the Proposal deals with a matter that involves Wal-Mart's ordinary business operations and is thus not a matter that should be subject to direct shareholder control, Wal-Mart has concluded that it may omit the Proposal from its 2002 Proxy Materials in accordance with Rule 14a-8(i)(7).

<u>The Proposal Substantially Duplicates a Previously Submitted Proposal (Rule 14a-8(i)(11)</u>

Under Rule 14a-8(i)(11), a proposal may be excluded if it is substantially duplicative of one previously submitted to a registrant by another proponent that is to be included in the registrant's proxy materials. On December 7, 2001, Wal-Mart received the first of five individual letters from the proponents of a proposal entitled "Shareholders' Request for the Company's Equal Employment Opportunity Report" (the "Prior Proposal") requesting that the Prior Proposal be included in Wal-Mart's 2002 Proxy Materials. A copy of the Prior Proposal, along with all related correspondence, is attached to this letter as Exhibit D. Wal-Mart has requested that the Staff not recommend to the Commission that any enforcement action be taken if Wal-Mart excludes the Prior Proposal from its 2002 Proxy Materials; however, if Wal-Mart's request for no-action with respect to the Prior Proposal is not granted, and if the Staff does not find the Proposal to be excludable on either of the other grounds set forth in this letter, then Wal-Mart respectfully requests that the Staff grant no-action on the exclusion of the Proposal under Rule 14a-8(i)(11).

The Prior Proposal requests that Wal-Mart prepare a report containing the following information:

> "1. A chart identifying employees according to their sex and race in each of the nine major EEOC defined job categories for 1999, 2000, 2001 listing numbers in each category.
> 2. A summary description of any Affirmative Action policies and programs to improve performances, including job categories where women and minorities are underutilized.
> 3. A description of any policies and programs oriented specifically toward increasing the number of managers who are qualified females and/or belong to ethnic minorities.
> 4. A general description of how the company publicizes our company's Affirmative Action policies and programs to merchandise suppliers and service providers."

Although the wording of the Proposal is slightly different from that of the Prior Proposal, the Proposal is substantially duplicative of the Prior Proposal because the subject matter of the two proposals is substantially the same.

- Both proposals seek data on the Company's current employment of women broken down by "gender" (the Proposal) or "sex" (the Prior Proposal). See (1) in the Proposal and (1) in the Prior Proposal. The Prior Proposal also seeks information on minorities, but this change in scope should not be sufficient to remove the Proposal from exclusion under Rule 14a-8(i)(11), as it is not sufficient to remove the Proposal from exclusion under Rule 14a-8(i)(12). See *General Motors Corp.* (March 18, 1999), where the Staff concurred with General Motors that it could exclude the proposal under Rule 14a-8(i)(12)(ii). In that instance, the 1994 and 1998 proposals submitted to GM by the proponent dealt with slave labor in the Soviet Union and China, while the 1999 proposal covered only slave labor in China. Thus, the proponent's attempt to modify the proposal sufficiently to escape exclusion under Rule 14a-8(i)(12) by limiting its scope was not successful.

- Both proposals seek a description of the Company's policies and programs to increase numbers of women in responsible positions. See (2) and (3) of the Proposal and the Prior Proposal.

The main substantive difference between the two proposals is that the Proposal seeks a description of how the Company intends to report to the public the steps being taken to combat gender discrimination in its workforce, and a report on monitoring practices, while the Prior Proposal seeks a description of how the Company publicizes its affirmative action policies to its suppliers. Wal-Mart believes that this difference is insufficient to remove the Proposal from excludability under Rule 14a-8(i)(11). See, e.g., General Electric Co. (February 9, 1994), in which a proposal requesting that the board of directors review the implementation of NBC's Program Standards and issue a report to shareholders concerning violence on NBC programs and a proposal requesting that a committee of directors be formed to review violence on NBC programs were found to be substantially duplicative under Rule 14a-8(i)(11).

As the Proposal is substantially duplicative of the Prior Proposal, if Wal-Mart is required to include the Prior Proposal in its 2002 Proxy Materials, Wal-Mart has concluded that it may omit the Proposal from its 2002 Proxy Materials in accordance with Rule 14a-8(i)(11).

Conclusion

Based on the foregoing representations, Wal-Mart hereby requests that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded from Wal-Mart's 2002 Proxy Materials. Should you disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Moreover, Wal-Mart reserves the right to submit to the Staff additional bases upon which the Proposal may properly be excluded from the 2002 Proxy Materials.

By copy of this letter, the Proponent is being notified of Wal-Mart's intention to omit the Proposal from its 2002 Proxy Materials.

Please acknowledge receipt of this letter by date-stamping the accompanying acknowledgment copy and returning it to the undersigned in the self-addressed postage pre-paid envelope provided. Please call the undersigned at (479) 277-2345 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Respectfully Submitted,

Allison D. Garrett
Vice President and Assistant General Counsel
Wal-Mart Stores, Inc.

cc: Linda Gerson

Enclosures

**EXHIBIT A**
**PROPOSAL AND RELATED CORRESPONDENCE**

# GENDER EQUALITY
## WAL-MART STORES

**Whereas:**

- The American public is increasingly concerned with discrepancies in the workforce between women and men regarding pay and opportunity for advancement.

- Wal-Mart's current retail workforce is over 72% female yet only one-third of the management positions are held by women as claimed in Wal-Mart's 1999 filings with the U.S. Equal Employment Opportunity Commission (EEOC).

- The number of women in management positions at Wal-Mart today is at a substantially lower level than that of Wal-Mart's competitors (including retail stores Kmart, Target, and Ames) in *1975*. Wal-Mart's top 20 competitors have an overall percentage of total female employees comparable to that of Wal-Mart, yet women working for our company's competitors comprise over 56% of management. Further, women comprise less than 10% of all Store Managers and approximately 4% of all District Managers. *This information was obtained from a suit filed in June 2001 in a U.S. District Court in San Francisco.*

- There is only one woman among Wal-Mart's 21 executive officers, according to information obtained from the company's website as of December 2001.

**Be It Resolved:** That shareholders request that the Board of Directors prepare a report to shareholders with the results of a review and recommended changes in practice within four months from the date of the annual meeting, (at reasonable expense and excluding any proprietary information). This report shall include:

(1) A statistical review regarding the workforce profile according to gender;
(2) Steps the company has taken to remedy the gross disparity between the numbers of women and men represented in upper level management;
(3) The implementation of company-wide policies addressing systemic change in determination of pay increases, access to management training programs and promotional opportunities, and workforce diversity initiatives;
(4) Plans to report to the American public the steps being taken to combat gender discrimination in its workforce, as well as compliance with all necessary policies;
(5) Continuing monitoring practices in order to ensure and enforce equal access to all employees.

**Supporting Statement:**
We believe Wal-Mart, as the world's largest retailer and the nation's largest private employer, has a responsibility to the American workforce and the American people to treat all its employees fairly and with equal opportunity for advancement. In order to continue to remain competitive, Wal-Mart's upper level management positions should reflect its workforce as a whole. Additionally, the disparity between male and female employees at Wal-Mart regarding unequal pay and promotional opportunities may raise serious questions of liability and prevent our company from competing against our major retail competitors in the future. Given all the lawsuits that have been filed recently, this condition could lead to a reduction in shareholder value.

**EXHIBIT B**
**1999 PROPOSAL**

## ITEM 5: SHAREHOLDER PROPOSAL REGARDING GLASS CEILING REVIEW

The following shareholder proposal was received from the Sisters of Charity of The Incarnate Word, PO Box 230969, 6510 Lawndale, Houston, TX 77223-0969, holder of at least 2,000 shares on a post-split basis, and one other filer whose name, address and number of shares held will be provided upon request.

The term "glass ceiling" was first used in a 1985 Wall Street Journal article to describe an artificial barrier to the advancement of women into corporate management positions. Senator Robert Dole introduced the Glass Ceiling Act, as part of Title II of the Civil Rights Act of 1991. President Bush signed the 1991 Civil Rights Act establishing a bipartisan twenty-nine member Glass Ceiling Commission. The Commission was charged with preparing recommendations on the glass ceiling issue for the President and corporate leaders.

In 1991, then Secretary of Labor Lynn Martin completed the Glass Ceiling Initiative Report. Senator Dole praised the report, "[this] confirm[s] what many of us have suspected all along - the existence of invisible, artificial barriers blocking women and minorities from advancing up the corporate ladder to management and executive level positions" and "for this Senator, the issues boils down to ensuring equal access and equal opportunity."

Chairperson of the Glass Ceiling Commission Robert Reich stated, "The glass ceiling is not only an egregious denial of social justice that affects two-thirds of the population, but a serious economic problem that takes a huge financial toll on American business." And "...we need to attract and retain the best, most flexible workers arid leaders available, for all levels of the organization."

The stated vision of the Glass Ceiling Commission is "a national corporate leadership fully aware that shifting demographics and economic restructuring make diversity at management and decision making levels a prerequisite for the long-term success of the United States in domestic arid global market places." The report revealed that women made up 45.7 percent of the total workforce and earned over half of all Master degrees, yet 95 percent of senior-level managers remain men. Women today earn about $.72 for every dollar earned by men.

The Glass Ceiling Commission Report, released in 1995, confirms inclusiveness in the workplace has a positive impact on the bottom line. A 1993 study of Standard and Poor 500 companies revealed, "...firms that succeed in shattering their own glass ceiling racked up stock-market records that were really two and one half times better than otherwise comparable companies."

We believe top management positions should more closely reflect the people in the workforce and marketplace if our company is going to remain competitive.

**RESOLVED:** Shareholders request the Board of Directors prepare a report, at reasonable cost and excluding confidential information, available to shareholders four months from the date of the annual meeting on our progress in response to the Glass Ceiling Commission's business recommendations, including a review of:

(1) Steps company has taken to use the Glass Ceiling Commission Report and management's recommendations flowing from it.

(2) Company-wide policies addressing leadership development, employee mentoring, workforce diversity initiatives and family friendly programs.

(3) Explanation of how executive compensation packages and performance evaluations

integrate company efforts in breaking the glass ceiling.

(4) The top one hundred or one percent of company wage earners broken down by gender and race.

## WAL-MART'S STATEMENT IN OPPOSITION TO THE GLASS CEILING SHAREHOLDER PROPOSAL

Wal-Mart associates are recruited, hired, trained and promoted based on their qualifications without regard to race, color, gender, religion, national origin, age, physical or mental impairment or veteran status. We strive to attract and retain associates that reflect the diversity of our customers and the communities in which we serve. This makes good business sense and has been beneficial to the social and financial performance of the Company. The Company understands the importance of adhering to these principles. The Company does not, however, agree with reporting its progress based on the Glass Ceiling Commission Report.

Wal-Mart's Diversity Action Committee formed the following mission statement regarding our diversity goals: "To create and foster an environment in which differences in people and culture are respected and reflected in every aspect of our Company." We have implemented Company-wide programs addressing leadership development, employee mentoring and workforce diversity. These programs give Wal-Mart a competitive advantage when recruiting and hiring qualified candidates.

Our goal is to increase awareness of the importance of diversity and commit to the principles expressed in our mission statement. The Board of Directors does not believe that the public dissemination of reports that contain sensitive information protected from public disclosure by federal law promotes a workplace where each individual is judged fairly according to her or his efforts and abilities.

The Company agrees with the general principles and objectives of the proposal, however, the Company does not believe it is in the best interest of the shareholders to increase the burden the federal government has already placed on the Company by requiring the preparation and dissemination of the requested report. **For these reasons, the Board urges you to vote against this proposal.**

## ITEM 6: SHAREHOLDER PROPOSAL REGARDING THE IMPACT OF DEVELOPMENT ON CULTURALLY SENSITIVE AREAS

The following shareholder proposal was received from the Sinsinawa Dominicans, Inc., 2128 S. Central Park Avenue, Chicago, IL 60623, holder of 90 shares on a post-split basis.

**WHEREAS,** Wal-Mart currently is participating in development efforts which involve the destruction of an ancient burial site in Tennessee;

**WHEREAS,** state archeologists have confirmed that the site contains more than 100 graves that have rested in that location for over 800 years;

**WHEREAS,** community residents and other groups are vehemently opposing the construction plan and are calling for a nation-wide boycott of Wal-Mart;

**WHEREAS,** the policy of our Company in this particular development project raises the possibility that other Wal-Mart development projects may also disregard culturally sensitive and sacred lands;

**WHEREAS,** current local resistance to our Company's plans and activities in Tennessee and other locations may create an unstable investment climate, jeopardizing returns to shareholders;

**EXHIBIT C**
**2000 PROPOSAL**

## STOCK PERFORMANCE CHART

This graph shows Wal-Mart's cumulative total shareholder return during the last five fiscal years ended January 31, 2000. The graph also shows the cumulative total returns of the S&P 500 Index and the published retail industry index. The comparison assumes $100 was invested on January 31, 1995, in Wal-Mart stock and in each of the indices shown and assumes that all of the dividends were reinvested.


Wal-Mart Stores, Inc.
S & P 500
S & P Retail Stores Composite
600
500
400
300
200
100
0
495
387
342
313
313
295
222
191
178
175
139
129
108
106
90
1/95
1/96
1/97
1/98
1/99
1/00

## ITEM 2: SHAREHOLDER PROPOSAL REGARDING GLASS CEILING REVIEW

The following proposal was received from the Sisters of Charity of the Incarnate Word, P.O. Box 230969, 6510 Lawndale, Houston, Texas 77223-0969, holder of 100 or more shares, and five other shareholders. Their names, addresses and the number of shares they hold will be provided upon request. The text of the proposal and the supporting statement follow:

"The term "glass ceiling" was first used in a 1985 Wall Street Journal article to describe an artificial barrier to the advancement of women into corporate management positions. Senator Robert Dole introduced the Glass Ceiling Act, as part of Title II of the Civil Rights Act of 1991. President Bush signed the 1991 Civil Rights Act and established a bipartisan twenty-one member Glass Ceiling Commission. The Commission was charged with preparing recommendations on the glass ceiling issue for the President and corporate leaders.

In 1991, Secretary of Labor Lynn Martin completed the Glass Ceiling Initiative Report. Senator Dole praised the report, stating this "confirm(s) what many of us have suspected all along – the existence of invisible, artificial barriers blocking women and minorities from advancing up the corporate ladder to management and executive level positions" and "for this Senator, the issues boils [sic] down to ensuring equal access and equality opportunity."

Secretary of Labor and Chairperson of the Glass Ceiling Commission Robert Reich states, "The glass ceiling is not only an egregious denial of social justice that effects [sic] two-thirds of the population, but a serious economic problem that takes a huge financial toll on American business." And "...we need to attract and retain the best, most flexible workers and leaders available, for all levels of the organization."

The slated [sic] vision of the bipartisan Glass Ceiling Commission is "a national corporate leadership fully aware that shifting demographics and economic restructuring make diversity at management and decision making levels a prerequisite for the long-term success of the United States in domestic and global market places." The report revealed that women made up 45.7 percent of the total workforce and earned over half of all Master degrees, yet 95 percent of senior-level managers remain men. Women today earn about $.72 for every dollar earned by men.

The Glass Ceiling Commission Report confirms inclusiveness in the workplace has a positive impact on the bottom line. A 1993 study of Standard and Poor 500 companies revealed, "...firms that succeed in shattering their own glass ceiling racked up stock-market records that were nearly two and one half times better than otherwise comparable companies."

We believe that top management positions should more closely reflect the people in the workforce and marketplace if our company is going to remain competitive in the future.

**RESOLVED** that shareholders request: The Board of Directors prepare a report, at reasonable cost and excluding confidential information, available to shareholders by the Fall of 2000 on our progress in response to the Glass Ceiling Commission's business recommendations including a review of:

(1) Plans of the CEO and Board to address the glass ceiling issue.

(2) Steps the company has taken to use the Glass Ceiling Commission Report and management's recommendations flowing from it.

(3) Company-wide policies addressing leadership development, employee mentoring, workforce diversity initiatives and family friendly programs.

(4) An explanation of how executive compensation packages and performance evaluations include executive efforts in breaking the glass ceiling.

(5) The top one hundred or one percent of company wage earners broken down by gender and race."

## WAL-MART'S STATEMENT IN OPPOSITION TO THE GLASS CEILING SHAREHOLDER PROPOSAL

Wal-Mart's Diversity Action Committee has developed the following diversity mission statement for Wal-Mart: "To create and foster an environment in which differences in people and culture are respected and reflected in every aspect of our Company." Because of Wal-Mart's strong commitment to this mission statement, we work hard to attract and retain associates that reflect the diversity of our customers and the communities we serve. We recruit, hire, train and promote our associates based on their qualifications without regard to race, color, gender, religion, national origin, age, physical or mental impairment or veteran status. We have implemented company-wide programs stressing leadership development, employee mentoring and workforce diversity. We do all of these things both because they are the right thing to do and because they make good business sense. Placing a serious emphasis on diversity has been beneficial to Wal-Mart's social and financial performance, and has given us a competitive edge in recruiting and hiring the most qualified candidates.

In order to inform Wal-Mart shareholders and the general public of our diversity philosophy and programs, we have created the Diversity Brochure. This brochure is available to anyone requesting it, and it contains much of the information sought by the proposal without reference to the Glass Ceiling Report. Wal-Mart has not identified a need to use the Glass Ceiling Report to design and implement diversity policies and procedures, as such policies and procedures have been in place and in practice since long before the existence of the Glass Ceiling Report. As stated in the Diversity Brochure, as a result of existing policies and procedures, "[t]he number of women and minorities in management positions within Wal-Mart has increased steadily throughout the company." Wal-Mart does not provide the extensive compensation information requested by the Proponents, because information on Wal-Mart's most highly compensated executives is already provided in Wal-Mart's publicly available filings with the Securities and Exchange Commission, and our Board of Directors believes that providing such information on one hundred employees, as requested by the proposal, would violate the privacy rights of those employees.

Wal-Mart agrees with the general principles and objectives of the proposal, but the Board of Directors believes that the report requested by the proposal is unnecessary in most respects and, in other respects, is potentially harmful to Wal-Mart and not in the best interests of the shareholders. Wal-Mart already complies with federal, state and local governmental reporting requirements regarding compliance with equal employment opportunity laws, and the preparation and distribution of an additional report will not enhance Wal-Mart's strong and lasting commitment to equal employment opportunity. Moreover, the Board believes that requiring preparation and distribution of another report would not be a beneficial use of Wal-Mart's resources, and would involve revealing sensitive information which is protected from public disclosure by federal and state law.

For these reasons, the Board of Directors recommends that the shareholders vote AGAINST this proposal.

## SUBMISSION OF SHAREHOLDER PROPOSALS AND DIRECTOR NOMINATIONS

If you want to present a proposal for possible inclusion in the Company's 2001 proxy statement, send the proposal to Robert K. Rhoads, Secretary of the Company, Bentonville, Arkansas 72716, by registered, certified, or express mail. Proposals must be received on or before December 16, 2000.

The Company carefully considers all proposals and suggestions from shareholders. If a proposal is clearly in the best interests of Wal-Mart and its shareholders, the Company will implement it without including it in the proxy statement, unless a shareholder vote is required by law.

If you want to recommend a director candidate, please write to Robert K. Rhoads, Secretary of the Company, providing the recommended candidate's name, biographical information and qualifications. Wal-Mart's management will forward information about the most highly qualified candidates to the Compensation and Nominating Committee for consideration.

## INDEPENDENT AUDITORS

Ernst & Young LLP has been selected as the Company's independent auditors. Ernst & Young and its predecessor, Arthur Young & Company, have been Wal-Mart's independent auditors since prior to the Company's initial offering of securities to the public in 1970. Representatives of Ernst & Young LLP will attend the Annual Meeting. They will have the opportunity to make a statement if they desire to do so and to respond to appropriate questions.

## OTHER MATTERS

The Board does not intend to present any items of business other than those stated in the Notice of Annual Meeting of Shareholders. If other matters are properly brought before the meeting, the persons named in the accompanying proxy will vote the shares represented by it in accordance with their best judgment. Discretionary authority to vote on other matters is included in the proxy.

By Order of the Board of Directors

Robert K. Rhoads

Robert K. Rhoads
*Secretary*

Bentonville, Arkansas
April 14, 2000

HARRINGTON
INVESTMENTS, INC.



March 5, 2002

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

**RE: Appeal of Wal-Mart's No Action Request to a Shareholder Proposal Submitted For Inclusion in the Company's 2002 Proxy Material**

Ladies and Gentlemen:

This letter is in response to a January 25, 2002 letter from the Wal-Mart (the "Company"), indicating that the Company had filed a request to exclude a shareholder proposal and supporting statement (the "Proposal") filed by my client, Linda Gerson, from its proxy materials for the Company's 2002 Annual Meeting of shareholders. The Proposal was filed in order to allow shareholders the right to vote on whether or not the Company should prepare a report to shareholders about our Company's Gender Equality policies.

The Company seeks to exclude the shareholder resolution from their proxy materials based on the following SEC Rules, which states that the proposal may be omitted if:

1. **Rule 14a-8(i)(12)**, the Proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the last 5 calendar years, and did not receive the requisite votes to permit resubmission;
2. **Rule 14a-8(i)(7)**, the Proposal relates to ordinary business operations;
3. **Rule 14a-8(i)(11)**, the Proposal substantially duplicates previously submitted proposals.

I respectfully request that the Commission *not* allow the Company to exclude the Proposal from its proxy materials. Although the Proposal is similar to those voted on in the past, it is substantially different, does not relate to ordinary business operations nor duplicates a proposal previously submitted. The following describes these points in greater detail:

**1. Rule 14a-8(i)(12)** states that if the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received: **(i)** Less than 3% of the

P.O. BOX 6108 NAPA, CALIFORNIA 94581-1108 707-252-6166 800-788-0154 FAX 707-257-7923
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vote if proposed once within the preceding 5 calendar years; **(ii)** Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or **(iii)** Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years.

The focus of the Proposal is not in response to the 1995 Glass Ceiling Commission Report, which focused on *general* barriers to the advancement of women in corporate management. Previous proposals focused on national concerns regarding the invisible barriers blocking women from moving up the corporate ladder. The Proposal focuses *specifically* on the management structure of Wal-Mart itself, citing statistics solely in reference to the Company's management. Furthermore, shareholders are concerned about potential problems with its competitors as a result of this disparity, as well as concerns about questions of liability. We are not requesting a response to a general report but rather specific accountability by the Company to shareholders regarding issues of gender discrimination in its management and its possible effect on the economic efficiency of Wal-Mart Stores.

In the previous proposals cited, the Company claims to agree with the general principles and objectives articulated in the 1995 Glass Ceiling Commission Report. As such, with the new information gathered for the Proposal, which was not included in the previous proposals, shareholders request that the corporation demonstrate its previously articulated commitment to combating gender discrimination within its own management practices. The Proposal requests nothing about executive compensation or information about wage earners—2 of the 4 resolutions from the 1999 proposal (see (3) and (4)), and 2 of the 5 resolutions from the 2000 proposal (see (4) and (5)) focus exclusively on these issues. The Proposal does not include anything about the Glass Ceiling Commission Report, upon which the 1999 proposal relies to determine 2 of the 4 resolutions (see (1) and (3)), and upon which the 2000 proposal relies to determine 3 of the 5 resolutions (see (1), (2), and (4)). The Proposal focuses on information gathered exclusively about the management of Wal-Mart. The Proposal focuses specifically about the gender disparity within the management structure of the Company. As a result, the previous proposal and the current Proposal do not deal with "substantially the same subject matter."

**2. Rule 14a-8(i)(7)** states that if the proposal deals with a matter relating to the company's ordinary business operations it may be excluded from the proxy material. The Proposal does not deal with ordinary business matters. It requests no information whatsoever regarding any lawsuit in which Wal-Mart is involved. Rather, the Proposal merely requests information regarding the Company's efforts to combat known gender disparity in its management. Concern about lawsuits resulting from possible gender discrimination is a concern that may affect the economic efficiency of the corporation, thus triggering the filing of this Proposal.

May 21, 1998 Amendments to Rule 14a-8—1998 WL 546711 (S.E.C. Release No. 34-40018A): Specifically reversed 1992 *Cracker Barrel* no-action letter, which held that all employee-related shareholder proposals raising social policy issues were excludable as ordinary business operations. (See Release No. 40018 at *3). Reversal was due in part to increased focus on social issues regarding employment matters and increasing concern by shareholders surrounding employee practices that impact social policy. (Id. at *4)

The ordinary business exclusion also focuses on 2 issues: **(1)** fundamental day-to-day operations of a company are excluded from employee-related shareholder proposals. However, "proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." (Id. at *4). This describes the specific exception for the subject matter of the shareholder proposal in this situation—gender discrimination in employment; **(2)** proposals that seek to "'micro-manage'" the company by seeking to introduce policies involving complex or intricate detail. (Id. at *5). The current Proposal does not request or require any kind of micro-management, rather, a general statistical report "at reasonable expense and excluding any proprietary information" (see Proposal). This was sufficient for a court to find a Wal-Mart shareholder proposal not excludable. *Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc.*, 821 F.Supp. 877, 891 (1993). (The shareholder proposal that was found to be not excludable requested the preparation and distribution of reports about Wal-Mart's equal employment opportunity and affirmative action policies, as well as a description of Wal-Mart's efforts to publicize these policies to its suppliers and its efforts to purchase goods and services form minority and female-owned suppliers.) The current Proposal seeks information regarding the "steps" taken by the Company to combat gender discrimination, but unlike the proposals excluded by the court in *Amalgamated Clothing,* the current Proposal does not seek "*every* 'step'" that management has taken to increase the numbers of female and minority managers, nor does it seek "*all* the 'ways'" in which Wal-Mart has publicized these policies. Aside from a general statistical review, the proposal merely requests an inquiry into the steps the Company has taken to combat gender discrimination, the plans to report this information, and accordingly, the steps it has taken to remedy a gross gender disparity in upper management (see Proposal). This level of generality does not seek to "'micro-manage'"

**3. Rule 14a-8(i)(11)**: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent to be included in the company's proxy materials for the same meeting it is excludable. However, the other proposal submitted for inclusion in the Company's proxy material requests an EEO report and, once again, focuses on 1995 Glass Ceiling Commission Report regarding a nationwide general study of the advancement of women in corporate America. It also requests information about job categories according to gender and race (see (1) and (2)). The Gender Equality Shareholder Proposal my client submitted is specific to Wal-Mart's management practices and is based entirely on the management practices of the Company alone. The Proposal mentions nothing about job categories, rather, focuses on policies implemented by the Company to combat known gender disparities within its management structure (see (2), (3), and (4)).

Wal-Mart has not satisfied the essential objective of the proposal and there is no reason why the Company should not adopt the Proposal. Therefore, I respectfully urge the Commission to allow shareholders of Wal-Mart the right to vote on this important issue at its 2002 Annual Shareholders' Meeting.

Sincerely,

John C. Harrington
President

Enclosure

Cc: Linda Gerson
Interfaith Center For Corporate Responsibility
Allison D. Garrettt, V.P. & Assistant General Counsel, Wal-Mart

**EXHIBIT D**
**PRIOR PROPOSAL**

## SHAREHOLDERS' REQUEST FOR THE COMPANY'S EQUAL EMPLOYMENT OPPORTUNITY REPORT

Whereas: Equal employment is a key issue for shareholders. The *1995* bipartisan Glass Ceiling Commission Study explains that a positive diversity record also has a positive impact on the bottom line. This study is important for shareholders because it shows how many corporations in the United States select for advancement from less than 50 percent of the total talent available in our work force. Women and minorities comprise 57 percent of the work force yet represent only 3 percent of executive management positions and women are awarded more than half of all master degrees, yet represent only 10 percent of senior-level management positions.

These statistics show the limits placed on selecting the most talented people for employment and top management positions.

Not attending to diversity impacts the bottom line because of the real costs of discrimination cases, the potential loss of government contracts and the financial ramifications of a damaged corporate image.

- In 1996 the Wall Street Journal reported that Shoney's earnings for fiscal year 1992 posted a direct loss of $16.6 million as a result of settling a racial discrimination suit for $134.5 million.
- In 1997 Denny's reported it was still trying to win back its minority customers, dating back to the 1992 discrimination complaints against Denny's.
- In 1998 Smith Barney agreed to spend $15 million on diversity programs to settle a case brought by plaintiffs charging sexual harassment.
- In 2001 Coca-Cola settled a racial discrimination suit for a historic $192.5 million.
- In 2001 Norfolk Southern paid $28 million in discrimination suit.

More than 150 major employers publicly report on work force diversity to their shareholders. Primary examples are Disney/ABC Commitment Report, USAir Affirming Workplace Diversity Report, Intel Diversity Report, Monsanto Diversity Report, and Texaco Diversity Report. *These reports often describe diversity progress and challenges, many companies include this information in their annual reports.*

**RESOLVED:** The shareholders request our company prepare a report at reasonable cost within four months of the annual meeting that may omit confidential information on the issues described below.

1. A chart identifying employees according to their sex and race in each of the nine major EEOC defined job categories for 1999, 2000, 2001 listing numbers in each category.
2. A summary description of any Affirmative Action policies and programs to improve performances, including job categories where women and minorities are underutilized.
3. A description of any policies and programs oriented specifically toward increasing the number of managers who are qualified females and/or belong to ethnic minorities.
4. A general description of how the company publicizes our company's Affirmative Action policies and programs to merchandise suppliers and service providers. Word count: 445 (7/27/01)

WAL★MART

WAL★MART STORES, INC. LEGAL TEAM
702 S.W. 8TH STREET
BENTONVILLE, AR 72716-8095
PHONE: 479-273-4505
FAX: 479-277-5991

*ALLISON D. GARRETT*
*Vice President & Assistant Secretary*
*LAURA JAMES*
*Paralegal*
*DARA CHANTALANGSY*
*Legal Assistant*

*ANTHONY D. GEORGE*
*Sr. Corporate Counsel*
*KRISTOPHER ISHAM*
*Paralegal*

*CINDY MOEHRING*
*Sr. Corporate Counsel*
*KRISTY COVINGTON*
*Sr. Legal Assistant*

March 14, 2002

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc.; Response to Letter from Harrington Investments, Inc. Regarding No-Action Request dated January 24, 2002 Relating to a Gender Equality Shareholder Proposal Submitted by Linda Gerson (the "Proponent")

Ladies and Gentlemen:

On January 24, 2002, Wal-Mart Stores, Inc. ("Wal-Mart," or the "Company") filed a no-action request with the Securities and Exchange Commission regarding the proposed omission of a shareholder proposal submitted by the Proponent (the "Proposal") from Wal-Mart's proxy materials for its 2002 Annual Meeting of Shareholders (the "No-Action Request"). On March 8, 2002, Wal-Mart received a copy of a letter from John C. Harrington of Harrington Investments, Inc. to the Commission (the "Proponent Letter") in response to Wal-Mart's no-action request. Wal-Mart is submitting this letter only to respond to certain points set forth in the Proponent Letter; therefore, this letter does not restate the contents of, and should be read in conjunction with, the No-Action Request.

<u>Rule 14a-8(i)(12)</u>

In the first and second full paragraphs of the second page of the Proponent Letter, Mr. Harrington attempts to demonstrate that the Proposal is eligible for resubmission to Wal-Mart because it does not deal with substantially the same subject matter as proposals that Wal-Mart included in its proxy materials in 1999 and 2000 (the "1999 and 2000 Proposals"). Mr. Harrington argues that the difference between the Proposal and the 1999 and 2000 Proposals is that the Proposal is "not requesting a response to a general report but rather specific accountability by the Company to shareholders regarding issues of gender discrimination in its management and its possible effect on the economic efficiency of Wal-Mart Stores." If the 1999 and 2000 Proposals are compared with the stated purpose of the Proposal, it is obvious that the Proposal deals with substantially the same subject matter as the 1999 and 2000 Proposals. The 1999 and 2000 Proposals sought the same type of information that Mr. Harrington describes the Proposal as seeking: information relating to specific accountability by the Company regarding gender discrimination in the Company's management. Specifically, all three proposals seek to cause Wal-Mart to prepare a report addressing Company-wide policies to eliminate any pay discrepancy between men and women, and to train and promote women into management positions. The mere fact that the Proposal does not refer to the "Glass Ceiling Initiative Report" by name should not permit the Proponent to resubmit the Proposal to Wal-Mart when the Proposal deals with substantially the same subject matter as proposals that have been included in the Company's proxy materials for its annual meetings of shareholders in two of the past three years.

For the above reasons and for all of the reasons expressed in the No-Action Request, the Proposal is an invalid resubmission of two previously included proposals (the 1999 and 2000 Proposals), the latter of which received less than the required minimum percentage of the shareholder vote to require that the Proposal be included in the proxy materials for Wal-Mart's 2002 Annual Meeting of Shareholders. The Proposal is therefore excludable in accordance with Rule 14a-8(i)(12). The overall substantive concern addressed by the Proposal is substantially the same as that addressed by the 1999 and 2000 Proposals and, therefore, the Proposal violates the principle set forth in Release No. 34-19135 (Oct. 14, 1982) that proponents may not avoid the resubmission thresholds of Rule 14a-8(i)(12) "by simply recasting the form of the proposal, expanding its coverage, or by otherwise changing the language in a manner that precludes one from saying that the proposal is identical to a prior proposal." For this reason, as fully discussed in the No-Action Request, Wal-Mart believes that the Proposal may be excluded under Rule 14a-8(i)(12).

Rule 14a-8(i)(7)

In the first full paragraph of the third page of the Proponent Letter, Mr. Harrington references the amendments to Rule 14a-8 that are set forth in Release No. 34-40018 (May 21, 1998) (the "Release"), in an effort to imply that these amendments lead to a conclusion that the Proposal is not excludable on ordinary business grounds. The portion of the Release that addresses current Rule 14a-8(i)(7) explicitly reverses the position the Staff had taken in *Cracker Barrel Old Country Stores, Inc.* (Oct. 13, 1992). In *Cracker Barrel*, the Staff had indicated that all employment-related shareholder proposals, even those raising social policy issues, would be excludable on ordinary business grounds. The Release changed that position, as it stated that the Staff would "return to its case-by-case approach that prevailed prior to the Cracker Barrel no-action letter." The Release went on to say that "there is no bright-line test to determine when employment-related shareholder proposals raising social issues fall within the scope of the 'ordinary business' exclusion," and further stated that the Staff will "make reasoned distinctions in deciding whether to furnish 'no-action' relief." The Release does not indicate that the "ordinary business" ground will be inapplicable to any and all employment-related shareholder proposals purporting to raise social policy issues. Wal-Mart did not argue in the No-Action Request that the Proposal should be excludable because all employment-related shareholder proposals are excludable. Rather, Wal-Mart argued that the Proposal should be excludable when analyzed individually in accordance with the guidance provided by the Release.

In the second full paragraph of the third page of the Proponent Letter, Mr. Harrington refers to *Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc.*, 821 F. Supp. 877 (S.D.N.Y. 1993), asserting that this decision governs Wal-Mart's treatment of the Proposal. This assertion is inaccurate. The facts of the *Amalgamated* case were as follows: The proposal submitted to Wal-Mart by the proponents was an equal employment opportunity proposal. In accordance with its *Cracker Barrel* position, the Staff granted Wal-Mart no-action, permitting it to exclude the proposal. The proponents sought and obtained an injunction to force Wal-Mart to include the proposal in its proxy materials. The basis for the court's decision to grant the injunction was that the Staff's *Cracker Barrel* standard "sharply deviate[d] from the standard articulated in the 1976 Interpretive Release," which was the release that then governed the interpretation of the "ordinary business" ground for exclusion. The

Release supersedes the interpretive guidance provided by the 1976 Interpretive Release. Therefore, if *Amalgamated* were decided today, it is not at all clear that a court would reach the same holding it reached in 1993, since it would defer to the Release, which indicates that employment-related proposals must be analyzed by the Staff on a case-by-case basis.

Rule 14a-8(i)(11)

In the first full paragraph of the fourth page of the Proponent Letter, Mr. Harrington asserts that the Proposal does not substantially duplicate the proposal entitled "Shareholders Request for the Company's Equal Employment Opportunity Report" (the "Prior Proposal"). The fact is that the Proposal and the Prior Proposal request a great deal of overlapping information. If Wal-Mart were to include both the Proposal and the Prior Proposal in its proxy materials for its 2002 Annual Meeting of Shareholders, and both were adopted by the shareholders, Wal-Mart would be forced to make extremely duplicative efforts to comply with both proposals. Wal-Mart would be forced to gather and disseminate substantially the same information twice, in slightly different formats, since the Proposal and the Prior Proposal request that the Company provide substantially the same information in slightly different formats. This would be a waste of Company resources, and would violate the intent of Rule 14a-8(i)(11).

Wal-Mart is sending a copy of this letter to the Proponent concurrently with its submission to the Staff. Please call the undersigned at (479) 277-2345 if you require additional information or wish to discuss this submission further. Thank you for your consideration.

Respectfully Submitted,

Allison D. Garrett
Vice President and Assistant General Counsel
Wal-Mart Stores, Inc.

cc: Linda Gerson

HARRINGTON
INVESTMENTS, INC.

02 MAR -7 PM 2: 19

March 5, 2002

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

**Attention: Office of Chief Counsel**

Re: Appeal of Wal-Mart's Omission of a Shareholder Proposal

Dear Sirs and Ladies:

Enclosed are six copies of my response to the "no action" request submitted by Wal-Mart to the Commission in order to omit the shareholder proposal submitted by my client, Linda Gerson.

For reasons stated in my formal response, I respectfully appeal to the Commission to allow shareholders of Wal-Mart the right to vote on the important gender discrimination policy issue. I thank you in advance for your attention to this matter, and look forward to your reply.

Sincerely,

John C. Harrington
President

Encl.

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# EXHIBIT A
# PROPOSAL AND RELATED CORRESPONDENCE

# GENDER EQUALITY
## WAL-MART STORES

**Whereas:**

- The American public is increasingly concerned with discrepancies in the workforce between women and men regarding pay and opportunity for advancement.

- Wal-Mart's current retail workforce is over 72% female yet only one-third of the management positions are held by women as claimed in Wal-Mart's 1999 filings with the U.S. Equal Employment Opportunity Commission (EEOC).

- The number of women in management positions at Wal-Mart today is at a substantially lower level than that of Wal-Mart's competitors (including retail stores Kmart, Target, and Ames) in *1975*. Wal-Mart's top 20 competitors have an overall percentage of total female employees comparable to that of Wal-Mart, yet women working for our company's competitors comprise over 56% of management. Further, women comprise less than 10% of all Store Managers and approximately 4% of all District Managers. *This information was obtained from a suit filed in June 2001 in a U.S. District Court in San Francisco.*

- There is only one woman among Wal-Mart's 21 executive officers, according to information obtained from the company's website as of December 2001.

**Be It Resolved:** That shareholders request that the Board of Directors prepare a report to shareholders with the results of a review and recommended changes in practice within four months from the date of the annual meeting, (at reasonable expense and excluding any proprietary information). This report shall include:

(1) A statistical review regarding the workforce profile according to gender;
(2) Steps the company has taken to remedy the gross disparity between the numbers of women and men represented in upper level management;
(3) The implementation of company-wide policies addressing systemic change in determination of pay increases, access to management training programs and promotional opportunities, and workforce diversity initiatives;
(4) Plans to report to the American public the steps being taken to combat gender discrimination in its workforce, as well as compliance with all necessary policies;
(5) Continuing monitoring practices in order to ensure and enforce equal access to all employees.

**Supporting Statement:**
We believe Wal-Mart, as the world's largest retailer and the nation's largest private employer, has a responsibility to the American workforce and the American people to treat all its employees fairly and with equal opportunity for advancement. In order to continue to remain competitive, Wal-Mart's upper level management positions should reflect its workforce as a whole. Additionally, the disparity between male and female employees at Wal-Mart regarding unequal pay and promotional opportunities may raise serious questions of liability and prevent our company from competing against our major retail competitors in the future. Given all the lawsuits that have been filed recently, this condition could lead to a reduction in shareholder value.

**EXHIBIT B**
**1999 PROPOSAL**

## ITEM 5: SHAREHOLDER PROPOSAL REGARDING GLASS CEILING REVIEW

The following shareholder proposal was received from the Sisters of Charity of The Incarnate Word, PO Box 230969, 6510 Lawndale, Houston, TX 77223-0969, holder of at least 2,000 shares on a post-split basis, and one other filer whose name, address and number of shares held will be provided upon request.

The term "glass ceiling" was first used in a 1985 Wall Street Journal article to describe an artificial barrier to the advancement of women into corporate management positions. Senator Robert Dole introduced the Glass Ceiling Act, as part of Title II of the Civil Rights Act of 1991. President Bush signed the 1991 Civil Rights Act establishing a bipartisan twenty-nine member Glass Ceiling Commission. The Commission was charged with preparing recommendations on the glass ceiling issue for the President and corporate leaders.

In 1991, then Secretary of Labor Lynn Martin completed the Glass Ceiling Initiative Report. Senator Dole praised the report, "[this] confirm[s] what many of us have suspected all along - the existence of invisible, artificial barriers blocking women and minorities from advancing up the corporate ladder to management and executive level positions" and "for this Senator, the issues boils down to ensuring equal access and equal opportunity."

Chairperson of the Glass Ceiling Commission Robert Reich stated, "The glass ceiling is not only an egregious denial of social justice that affects two-thirds of the population, but a serious economic problem that takes a huge financial toll on American business." And "...we need to attract and retain the best, most flexible workers arid leaders available, for all levels of the organization."

The stated vision of the Glass Ceiling Commission is "a national corporate leadership fully aware that shifting demographics and economic restructuring make diversity at management and decision making levels a prerequisite for the long-term success of the United States in domestic arid global market places." The report revealed that women made up 45.7 percent of the total workforce and earned over half of all Master degrees, yet 95 percent of senior-level managers remain men. Women today earn about $.72 for every dollar earned by men.

The Glass Ceiling Commission Report, released in 1995, confirms inclusiveness in the workplace has a positive impact on the bottom line. A 1993 study of Standard and Poor 500 companies revealed, "...firms that succeed in shattering their own glass ceiling racked up stock-market records that were really two and one half times better than otherwise comparable companies."

We believe top management positions should more closely reflect the people in the workforce and marketplace if our company is going to remain competitive.

**RESOLVED:** Shareholders request the Board of Directors prepare a report, at reasonable cost and excluding confidential information, available to shareholders four months from the date of the annual meeting on our progress in response to the Glass Ceiling Commission's business recommendations, including a review of:

(1) Steps company has taken to use the Glass Ceiling Commission Report and management's recommendations flowing from it.

(2) Company-wide policies addressing leadership development, employee mentoring, workforce diversity initiatives and family friendly programs.

(3) Explanation of how executive compensation packages and performance evaluations

integrate company efforts in breaking the glass ceiling.

(4) The top one hundred or one percent of company wage earners broken down by gender and race.

## WAL-MART'S STATEMENT IN OPPOSITION TO THE GLASS CEILING SHAREHOLDER PROPOSAL

Wal-Mart associates are recruited, hired, trained and promoted based on their qualifications without regard to race, color, gender, religion, national origin, age, physical or mental impairment or veteran status. We strive to attract and retain associates that reflect the diversity of our customers and the communities in which we serve. This makes good business sense and has been beneficial to the social and financial performance of the Company. The Company understands the importance of adhering to these principles. The Company does not, however, agree with reporting its progress based on the Glass Ceiling Commission Report.

Wal-Mart's Diversity Action Committee formed the following mission statement regarding our diversity goals: "To create and foster an environment in which differences in people and culture are respected and reflected in every aspect of our Company." We have implemented Company-wide programs addressing leadership development, employee mentoring and workforce diversity. These programs give Wal-Mart a competitive advantage when recruiting and hiring qualified candidates.

Our goal is to increase awareness of the importance of diversity and commit to the principles expressed in our mission statement. The Board of Directors does not believe that the public dissemination of reports that contain sensitive information protected from public disclosure by federal law promotes a workplace where each individual is judged fairly according to her or his efforts and abilities.

The Company agrees with the general principles and objectives of the proposal, however, the Company does not believe it is in the best interest of the shareholders to increase the burden the federal government has already placed on the Company by requiring the preparation and dissemination of the requested report. **For these reasons, the Board urges you to vote against this proposal.**

## ITEM 6: SHAREHOLDER PROPOSAL REGARDING THE IMPACT OF DEVELOPMENT ON CULTURALLY SENSITIVE AREAS

The following shareholder proposal was received from the Sinsinawa Dominicans, Inc., 2128 S. Central Park Avenue, Chicago, IL 60623, holder of 90 shares on a post-split basis.

**WHEREAS,** Wal-Mart currently is participating in development efforts which involve the destruction of an ancient burial site in Tennessee;

**WHEREAS,** state archeologists have confirmed that the site contains more than 100 graves that have rested in that location for over 800 years;

**WHEREAS,** community residents and other groups are vehemently opposing the construction plan and are calling for a nation-wide boycott of Wal-Mart;

**WHEREAS,** the policy of our Company in this particular development project raises the possibility that other Wal-Mart development projects may also disregard culturally sensitive and sacred lands;

**WHEREAS,** current local resistance to our Company's plans and activities in Tennessee and other locations may create an unstable investment climate, jeopardizing returns to shareholders;

# EXHIBIT C
# 2000 PROPOSAL

## STOCK PERFORMANCE CHART

This graph shows Wal-Mart's cumulative total shareholder return during the last five fiscal years ended January 31, 2000. The graph also shows the cumulative total returns of the S&P 500 Index and the published retail industry index. The comparison assumes $100 was invested on January 31, 1995, in Wal-Mart stock and in each of the indices shown and assumes that all of the dividends were reinvested.



Wal-Mart Stores, Inc.
S & P 500
S & P Retail Stores Composite
600
500
400
300
495
387
342
313
313
295
222
191
178
175
139
129
108
106
90
1/96
1/98
1/00


## ITEM 2: SHAREHOLDER PROPOSAL REGARDING GLASS CEILING REVIEW

The following proposal was received from the Sisters of Charity of the Incarnate Word, P.O. Box 230969, 6510 Lawndale, Houston, Texas 77223-0969, holder of 100 or more shares, and five other shareholders. Their names, addresses and the number of shares they hold will be provided upon request. The text of the proposal and the supporting statement follow:

"The term "glass ceiling" was first used in a 1985 Wall Street Journal article to describe an artificial barrier to the advancement of women into corporate management positions. Senator Robert Dole introduced the Glass Ceiling Act, as part of Title II of the Civil Rights Act of 1991. President Bush signed the 1991 Civil Rights Act and established a bipartisan twenty-one member Glass Ceiling Commission. The Commission was charged with preparing recommendations on the glass ceiling issue for the President and corporate leaders.

In 1991, Secretary of Labor Lynn Martin completed the Glass Ceiling Initiative Report. Senator Dole praised the report, stating this "confirm(s) what many of us have suspected all along – the existence of invisible, artificial barriers blocking women and minorities from advancing up the corporate ladder to management and executive level positions" and "for this Senator, the issues boils [sic] down to ensuring equal access and equality opportunity."

Secretary of Labor and Chairperson of the Glass Ceiling Commission Robert Reich states, "The glass ceiling is not only an egregious denial of social justice that effects [sic] two-thirds of the population, but a serious economic problem that takes a huge financial toll on American business." And "...we need to attract and retain the best, most flexible workers and leaders available, for all levels of the organization."

The slated [sic] vision of the bipartisan Glass Ceiling Commission is "a national corporate leadership fully aware that shifting demographics and economic restructuring make diversity at management and decision making levels a prerequisite for the long-term success of the United States in domestic and global market places." The report revealed that women made up 45.7 percent of the total workforce and earned over half of all Master degrees, yet 95 percent of senior-level managers remain men. Women today earn about $.72 for every dollar earned by men.

The Glass Ceiling Commission Report confirms inclusiveness in the workplace has a positive impact on the bottom line. A 1993 study of Standard and Poor 500 companies revealed, "...firms that succeed in shattering their own glass ceiling racked up stock-market records that were nearly two and one half times better than otherwise comparable companies."

We believe that top management positions should more closely reflect the people in the workforce and marketplace if our company is going to remain competitive in the future.

**RESOLVED** that shareholders request: The Board of Directors prepare a report, at reasonable cost and excluding confidential information, available to shareholders by the Fall of 2000 on our progress in response to the Glass Ceiling Commission's business recommendations including a review of:

(1) Plans of the CEO and Board to address the glass ceiling issue.

(2) Steps the company has taken to use the Glass Ceiling Commission Report and management's recommendations flowing from it.

(3) Company-wide policies addressing leadership development, employee mentoring, workforce diversity initiatives and family friendly programs.

(4) An explanation of how executive compensation packages and performance evaluations include executive efforts in breaking the glass ceiling.

(5) The top one hundred or one percent of company wage earners broken down by gender and race."

## WAL-MART'S STATEMENT IN OPPOSITION TO THE GLASS CEILING SHAREHOLDER PROPOSAL

Wal-Mart's Diversity Action Committee has developed the following diversity mission statement for Wal-Mart: "To create and foster an environment in which differences in people and culture are respected and reflected in every aspect of our Company." Because of Wal-Mart's strong commitment to this mission statement, we work hard to attract and retain associates that reflect the diversity of our customers and the communities we serve. We recruit, hire, train and promote our associates based on their qualifications without regard to race, color, gender, religion, national origin, age, physical or mental impairment or veteran status. We have implemented company-wide programs stressing leadership development, employee mentoring and workforce diversity. We do all of these things both because they are the right thing to do and because they make good business sense. Placing a serious emphasis on diversity has been beneficial to Wal-Mart's social and financial performance, and has given us a competitive edge in recruiting and hiring the most qualified candidates.

In order to inform Wal-Mart shareholders and the general public of our diversity philosophy and programs, we have created the Diversity Brochure. This brochure is available to anyone requesting it, and it contains much of the information sought by the proposal without reference to the Glass Ceiling Report. Wal-Mart has not identified a need to use the Glass Ceiling Report to design and implement diversity policies and procedures, as such policies and procedures have been in place and in practice since long before the existence of the Glass Ceiling Report. As stated in the Diversity Brochure, as a result of existing policies and procedures, "[t]he number of women and minorities in management positions within Wal-Mart has increased steadily throughout the company." Wal-Mart does not provide the extensive compensation information requested by the Proponents, because information on Wal-Mart's most highly compensated executives is already provided in Wal-Mart's publicly available filings with the Securities and Exchange Commission, and our Board of Directors believes that providing such information on one hundred employees, as requested by the proposal, would violate the privacy rights of those employees.

Wal-Mart agrees with the general principles and objectives of the proposal, but the Board of Directors believes that the report requested by the proposal is unnecessary in most respects and, in other respects, is potentially harmful to Wal-Mart and not in the best interests of the shareholders. Wal-Mart already complies with federal, state and local governmental reporting requirements regarding compliance with equal employment opportunity laws, and the preparation and distribution of an additional report will not enhance Wal-Mart's strong and lasting commitment to equal employment opportunity. Moreover, the Board believes that requiring preparation and distribution of another report would not be a beneficial use of Wal-Mart's resources, and would involve revealing sensitive information which is protected from public disclosure by federal and state law.

For these reasons, the Board of Directors recommends that the shareholders vote AGAINST this proposal.

## SUBMISSION OF SHAREHOLDER PROPOSALS AND DIRECTOR NOMINATIONS

If you want to present a proposal for possible inclusion in the Company's 2001 proxy statement, send the proposal to Robert K. Rhoads, Secretary of the Company, Bentonville, Arkansas 72716, by registered, certified, or express mail. Proposals must be received on or before December 16, 2000.

The Company carefully considers all proposals and suggestions from shareholders. If a proposal is clearly in the best interests of Wal-Mart and its shareholders, the Company will implement it without including it in the proxy statement, unless a shareholder vote is required by law.

If you want to recommend a director candidate, please write to Robert K. Rhoads, Secretary of the Company, providing the recommended candidate's name, biographical information and qualifications. Wal-Mart's management will forward information about the most highly qualified candidates to the Compensation and Nominating Committee for consideration.

## INDEPENDENT AUDITORS

Ernst & Young LLP has been selected as the Company's independent auditors. Ernst & Young and its predecessor, Arthur Young & Company, have been Wal-Mart's independent auditors since prior to the Company's initial offering of securities to the public in 1970. Representatives of Ernst & Young LLP will attend the Annual Meeting. They will have the opportunity to make a statement if they desire to do so and to respond to appropriate questions.

## OTHER MATTERS

The Board does not intend to present any items of business other than those stated in the Notice of Annual Meeting of Shareholders. If other matters are properly brought before the meeting, the persons named in the accompanying proxy will vote the shares represented by it in accordance with their best judgment. Discretionary authority to vote on other matters is included in the proxy.

By Order of the Board of Directors

Robert K. Rhoads

Robert K. Rhoads
*Secretary*

Bentonville, Arkansas
April 14, 2000

**EXHIBIT D**
**PRIOR PROPOSAL**

## SHAREHOLDERS' REQUEST FOR THE COMPANY'S EQUAL EMPLOYMENT OPPORTUNITY REPORT

Whereas: Equal employment is a key issue for shareholders. The *1995* bipartisan Glass Ceiling Commission Study explains that a positive diversity record also has a positive impact on the bottom line. This study is important for shareholders because it shows how many corporations in the United States select for advancement from less than 50 percent of the total talent available in our work force. Women and minorities comprise 57 percent of the work force yet represent only 3 percent of executive management positions and women are awarded more than half of all master degrees, yet represent only 10 percent of senior-level management positions.

These statistics show the limits placed on selecting the most talented people for employment and top management positions.

Not attending to diversity impacts the bottom line because of the real costs of discrimination cases, the potential loss of government contracts and the financial ramifications of a damaged corporate image.

- In 1996 the Wall Street Journal reported that Shoney's earnings for fiscal year 1992 posted a direct loss of $16.6 million as a result of settling a racial discrimination suit for $134.5 million.
- In 1997 Denny's reported it was still trying to win back its minority customers, dating back to the 1992 discrimination complaints against Denny's.
- In 1998 Smith Barney agreed to spend $15 million on diversity programs to settle a case brought by plaintiffs charging sexual harassment.
- In 2001 Coca-Cola settled a racial discrimination suit for a historic $192.5 million.
- In 2001 Norfolk Southern paid $28 million in discrimination suit.

More than 150 major employers publicly report on work force diversity to their shareholders. Primary examples are Disney/ABC Commitment Report, USAir Affirming Workplace Diversity Report, Intel Diversity Report, Monsanto Diversity Report, and Texaco Diversity Report. *These reports often describe diversity progress and challenges, many companies include this information in their annual reports.*

**RESOLVED:** The shareholders request our company prepare a report at reasonable cost within four months of the annual meeting that may omit confidential information on the issues described below.

1. A chart identifying employees according to their sex and race in each of the nine major EEOC defined job categories for 1999, 2000, 2001 listing numbers in each category.
2. A summary description of any Affirmative Action policies and programs to improve performances, including job categories where women and minorities are underutilized.
3. A description of any policies and programs oriented specifically toward increasing the number of managers who are qualified females and/or belong to ethnic minorities.
4. A general description of how the company publicizes our company's Affirmative Action policies and programs to merchandise suppliers and service providers. Word count: 445 (7/27/01)

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 3, 2002

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 24, 2002

The proposal requests that the Wal-Mart prepare a report on gender equality in employment at Wal-Mart.

There appears to be some basis for your view that Wal-Mart may exclude the proposal under rule 14a-8(i)(11), as substantially duplicative of the previously received proposal that you reference in your letter and will include in Wal-Mart's proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Wal-Mart omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Wal-Mart relies.

Sincerely,

Grace K. Lee
Attorney-Advisor